

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2023

Scott McKinney
Chief Financial Officer
Tiptree Inc.
660 Steamboat Road
Greenwich, Connecticut 06830

> **Re: Tiptree Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022 Filed March 8, 2023**
> **Response Filed November 7, 2023**
> **File No. 001-33549**

Dear Scott McKinney:

We have reviewed your November 7, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Market Opportunity, page 15

1. Please refer to prior comment 1. We note your new disclosure on pages 57 and 61 of the September 30, 2023 Form 10-Q that identifies the amount of Services premium equivalents that are not included as gross additions in the roll forward of Service and Administrative Fees deferred revenue. Please tell us the amount of failure to perform vehicle service contract premiums deposited in trust accounts for 2021, 2022 and 2023 included as premium equivalents and revise future filings to quantify this amount if material.

2. Please refer to prior comment 1. Please address the following:

   • Please clarify your statement that "all unused funds … are returned to the obligor company from the trust account" and specifically tell us if this means that certain failure to perform vehicle service contract premiums deposited in trust accounts are never recognized as revenue based on the terms of the contract. If so, please tell us in more detail the facts and circumstances related to these amounts and quantify these amounts for 2021, 2022 and 2023.

- If certain premiums will never be recognized as revenue based on the terms of the contract, please tell us in detail and revise future filings to disclose this fact and explain why you believe these premiums are relevant for investors and should be included as premium equivalents.

Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance